UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Major Shareholder Notification

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	ANGLOGOLD ASHANTI PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	Van Eck Associates Corporation
City and country of registered office (if applicable)	New York, NY USA
4. Full name of shareholder(s) (if different from 3.)[v]
Name
VanEck Global Mining UCITS ETF
VanEck Africa Index ETF
ESB Pension Fund GDX
VanEck Gold Miners ETF
VanEck Gold Miners ETF (AU)
VanEck Natural Resources ETF
International Investors Gold
VanEck Gold Miners UCITS ETF
VanEck VIP Global Gold Fund

City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:	25/11/2024
6. Date on which issuer notified (DD/MM/YYYY):	26/11/2024
7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	6.352%		6.352%	419,685,760
Position of previous notification (if applicable)	5.476%		5.476%	419,685,760

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BRXH2664		26,659,567		6.352%

SUBTOTAL 8. A	26,659,567			6.352%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))

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Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
VanEck Global Mining UCITS ETF	.106%		.106%
VanEck Africa Index ETF	0.015%		0.015%
ESB Pension Fund GDX	0.009%		0.050%
VanEck Gold Miners ETF	5.268%		5.268%
VanEck Gold Miners ETF (AU)	0.140%		0.140%
VanEck Natural Resources ETF	0.006%		0.006%
International Investors Gold	0.228%		0.228%
VanEck Gold Miners UCITS ETF	0.517%		0.517%
VanEck VIP Global Gold Fund	0.022%		0.022%

10. In case of proxy voting, please identify:
Name of the proxy holder		Glass Lewis

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The number and % of voting rights held	26,659,567shares and 6.352% voting rights
The date until which the voting rights will be held	Open

11. Additional informationxvi

Place of completion	Tampa, FL, USA
Date of completion	26 November 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 29 November 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary

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